UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission file number: 001-38309

AGM GROUP HOLDINGS INC.

(Exact name of registrant as specified in its charter)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Entry into a Material Definitive Agreement

On or about January 22, 2026, AGM Group Holdings Inc. (the “Company”) entered into a securities purchase agreement (the “ELOC Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company has the right, but not the obligation, to issue and sell, from time to time, ordinary shares of the Company to the Investor for aggregate gross proceeds of up to US$25 million, representing an equity line of credit facility (the “ELOC”).

Pursuant to the ELOC Purchase Agreement, the Company may, at its discretion, deliver one or more purchase notices to the Investor from time to time, requiring the Investor to purchase a specified number of ordinary shares, subject to the satisfaction of customary conditions precedent set forth in the ELOC Purchase Agreement, including an effective resale registration statement registering the Investor’s resale of the shares. The purchase price for any ordinary shares sold under the ELOC will be determined in accordance with the pricing provisions set forth in the ELOC Purchase Agreement, which are based on the market price of the Company’s ordinary shares during the applicable measurement period.

Pursuant to the ELOC Purchase Agreement, the Company issued to the Investor a five-year Warrant to purchase 608,777 ordinary shares at an exercise price of $2.4639 per share.

The ELOC provides the Company with flexible access to capital over the 24-month term of the facility. Proceeds from any sales of ordinary shares under the ELOC may be used by the Company for general corporate purposes, including working capital, project development, production financing, and other strategic initiatives.

Safe Harbor Statement

This report contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AGM Group Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AGM Group Holdings Inc.’s filings with the SEC. All information provided in this report is as of the date of this report, and AGM Group Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibit Index

Exhibit No.	Description
4.1	Form of Warrant
10.1	Form of ELOC Purchase Agreement

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGM Group Holdings Inc.

By:	/s/ Bo Zhu
Name:	Bo Zhu
Title:	Chief Executive Officer

Date: January 23, 2026

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